ALTMFX TRUST
Three Canal Plaza, Suite 600
Portland, Maine 04101

OFFICER’S CERTIFICATE

I, Gino Malaspina, do hereby certify that I am duly elected and acting Vice President of ALTMFX Trust (the “Trust”), a Delaware statutory trust, and I further certify that the following resolutions were approved at the Board of Trustees meeting on April 22, 2015:

RESOLVED: That upon consideration of the material factors, including: those factors specified by the applicable regulations, the Board, including a majority of the Independent Trustees, hereby approves the fidelity bond issued by Federal Insurance Company, covering each officer and employee of the Trust against larceny and embezzlement, in the total coverage amount of $300,000; and it is further

RESOLVED: That the proposed premium for the fidelity bond coverage in the amount of $1,200, be, and hereby is, approved; and it is further

RESOLVED:  That the officers of the Trust be, and each hereby is, authorized and instructed to take such actions as are necessary to extend the fidelity bond coverage of the Trust to any new series of the Trust and to take such related actions as may be appropriate and necessary; and it is further

RESOLVED: That the officers of the Trust be, and each hereby is, authorized to take any actions and to execute any instruments that may be necessary or advisable to carry out the foregoing resolutions relating to the Trust obtaining fidelity bond coverage; and it is further

RESOLVED:  That the officers of the Trust be, and each hereby is, authorized to make any and all payments and to take all actions as they or any of them may determine to be necessary or appropriate in connection with obtaining fidelity bond coverage, including making all filings as may be required by Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 9th day of July 2015.

/s/ Gino Malaspina
Gino Malaspina
Vice President of the Trust